Form 20-F/A
period 2002-06-30
NEWMONT YANDAL OPERATIONS LTD
filed 2003-05-30
CIK 891088

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F /A

Amendment No. 1

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the 12-month period ended June 30, 2002

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

YES	[ ]	NO	x

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	x	Item 18	[ ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12,13 or 15 (d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

YES	[ ]	NO	[ ]	NOT APPLICABLE

EXPLANATORY NOTE

           Subsequent to filing, on 10 April 2003, its Annual Report on Form 20-F for the period ending 30 June 2002 (the "Report"), it has come to the attention of Newmont Yandal Operations Limited (the "Company") that the Report contains certain contradictory information in relation to ore reserves and resources.

           The Company hereby amends the Report by replacing Item 4D of the Report with the following Item 4D.

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

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorised the undersigned to sign this Amendment No. 1 to Anual Report on its behalf.

Newmont Yandal Operations Limited

By:

/s/    John Dow

John Dow

Chief Executive Officer

Date: May 29, 2003

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

(SECTION 302 CERTIFICATION OF THE SARBANES OXLEY ACT OF 2002)

I, John Dow, certify that:

1.	I have reviewed this Amendment No. 1 to Annual Report on Form 20-F/A of Newmont Yandal Operations Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

Date: May 29, 2003

/s/  John Dow

John Dow

Chief Executive Officer

CERTIFICATION OF CHIEF FINANCIAL OFFICER

(SECTION 302 CERTIFICATION OF THE SARBANES OXLEY ACT OF 2002)

I, Gary Farmar, certify that:

1.	I have reviewed this Amendment No. 1 to Annual Report on Form 20-F/A of Newmont Yandal Operations Ltd.

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

Date: May 29, 2003

/s/    Gary Farmar

Gary Farmar

Chief Financial Officer